Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following description of the common stock of Foot Locker, Inc. (“Foot Locker,” the “Company,” “we,” “us” and “our”) is based on our Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Bylaws (our “Bylaws”). This description is summarized from, and qualified in its entirety by reference to the New York Business Corporation Law and the complete text of our Certificate of Incorporation and our Bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K.

DESCRIPTION OF COMMON STOCK

Authorized Shares of Capital Stock

Our authorized capital stock consists of:

•      500,000,000 shares of common stock, $0.01 par value per share; and

•      7,000,000 shares of preferred stock, $1.00 par value per share.

Voting Rights

The holders of our common stock are entitled to one vote for each share of stock held by such shareholder which has voting power upon the matter in question, including the election of directors. Except as otherwise provided by law, our Certificate of Incorporation or our Bylaws, matters will generally be decided by the holders of a majority of shares entitled to vote thereon. Our Bylaws provide that directors must be elected by a majority of the votes cast in elections for which the number of nominees for election does not exceed the number of directors to be elected. A plurality vote standard applies to contested elections where the number of nominees exceeds the number of directors to be elected. Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors (“Board”) whether to accept or reject the resignation, or whether other action should be taken. The director who tenders his or her resignation will not participate in the Committee’s or the Board’s decision. In determining its recommendation to the Board, the Nominating and Corporate Governance Committee will consider all factors that it deems relevant. Following such determination, the Company will promptly disclose publicly the Board’s decision, including, if applicable, the reasons for rejecting the tendered resignation.

Dividends

Subject to preferences that may apply to any preferred stock outstanding, holders of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts that the Board may determine from time to time.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up of Foot Locker, the holders of common stock are entitled to share equally and ratably in the assets of Foot Locker, if any, remaining after the payment of all debts and liabilities of Foot Locker and the liquidation preference of any outstanding preferred stock.

Other Rights and Preferences

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Listing

Our common stock is listed on The New York Stock Exchange under the trading symbol “FL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareholder Services.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Certain Effects of Authorized but Unissued Stock

Our Board may create and issue series of preferred stock with rights, privileges or restrictions, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of common stock.  One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Foot Locker by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Foot Locker’s management.

Advance Notice for Shareholder Proposals and Nominations

Our Bylaws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and any other business that the shareholder intends to bring at a meeting of shareholders.

No Cumulative Voting

Our Bylaws do not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common stock to elect any directors to our Board.

Power of Shareholders to Call Special Shareholders Meeting

Our Bylaws provide that special meetings of shareholders may be called only by the Chairman of our Board, the Chief Executive Officer, a Vice Chairman of the Board, the President or our Board pursuant to a resolution adopted by a majority of the total number of authorized directors.

Anti-Greenmail Provision

Our Certificate of Incorporation includes an “anti-greenmail” provision that prohibits us from repurchasing any shares of our capital stock at a price above the fair market value of such shares at the time of such repurchase from an Interested Shareholder (defined as any person, with certain exceptions, who is, or who has announced or publicly disclosed a plan or intention to become, a beneficial owner of five percent or more of our voting stock) or certain related parties who have not beneficially owned all of their shares for at least two years, unless such repurchase is approved by a majority vote of shareholders other than such Interested Shareholder and related parties.